Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel. +45 49 11 11 11
www.coloplast.com





Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 18 2005
WASH. D.C. 185 SECTION

9 February 2005

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 1/2005 sent today.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921

PROCESSED
FEB 23 2005
THOMSON
FINANCIAL

CVR-nr. 69 74 99 17

Fax +45 49 11 15 55 Direktion / Group Management
Kommunikationsafdeling / Corporate Communications
Koncern Forretningsudvikling / Corporate Business Development & Acquisitions

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 1/2005
Humlebæk, 9 February 2005

New Coloplast CFO and Group director
Lene Skole (45) has been appointed Group director and CFO at Coloplast effective 1 April 2005.

Ms Skole comes from the position of CFO of British The Maersk Company Ltd, part of the A.P. Moller-Maersk Group. Throughout her professional career, Ms Skole, who has a shipping background and holds a BCom (Finance), has held positions involving responsibility for disciplines within finance, financial controlling and accounting. In her most recent position, Ms Skole was also responsible for IT.

Lene Skole will succeed Group director Carsten Lønfeldt as CFO. As previously announced, Mr Lønfeldt will, from the coming spring, concentrate his efforts within Group Management on business development, risk management and the Group's HR activities, while also heading the introduction of a corporate procurement function.

Palle Marcus
Chairman of the Board

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact CEO Sten Scheibye at + 45 4911 1561